FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 20, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Reports 1Q2006 Results”, dated April 20, 2006.

2.	Taiwan Stock Exchange filing entitled, “Supplementary information on the Company's 2006 Annual General Shareholders' Meeting”, dated April 20, 2006.

3.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2006 Results”, dated April 20, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 20, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for FY2005. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on July 8th, 2005.

AU OPTRONICS REPORTS 1Q2006 RESULTS

First Quarter 2006 Unaudited Consolidated Financial Highlights

•	Revenues declined 9.0% QoQ to NT$66.3 billion
•	Net income decreased 42.0% QoQ to NT$6.7 billion
•	Earnings per share (basic EPS) of $1.14 per common share (US$0.35 per ADR)
•	Gross margin: 16.7%
•	Operating margin: 12.0%

Hsin Chu, Taiwan, April 20, 2006 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 1Q2006. For the first quarter ended March 31, 2006, AUO’s consolidated revenue totaled NT$66.3 billion (US$2.0 billion*), net income NT$6.7 billion, and basic EPS NT$1.14 per common share (US$0.35 per ADR unit).

Gross margin for the first quarter declined 5.5 percentage points to 16.7% . This brought operating margin to 12.0% and EBITDA margin to 27.9% . Mr. Max Cheng, Vice President and Chief Financial Officer of AUO noted that overall industry experiences seasonal weakness as well as supply & demand imbalance. 1Q2006 panel shipments are much in line to the Company’s initial guidance, large-size panel declined 2.3% QoQ to 9.4 million and small- and medium-size panel declined slightly by 0.8% post 15.8 million. Panel Average Selling Price by square meter, is a bit weaker than the Company anticipated, declined by about 11.9% sequentially. The higher-than-expected panel pricing declines are mitigated by better product mix, customer portfolio, remarkable market gain on the LCD TV business, cost competitiveness, manufacturing capability, and innovative designs. TV segment has substantially grown from 27% of revenue in 4Q2005 to 35% in 1Q2006.

News Release

On a sequential comparison, first quarter revenue declined 9.0% and net income decreased 42.0% . On the year-over-year comparison, first quarter results represents a 70.6% increase in revenue, while net income turned from loss of NT$2.1 billion to profit of NT$6.7 billion.

In response to the trend towards larger-sized TFT-LCD TVs in the market, AUO plans to deploy a new investment plan in Houli, the Central Taiwan Science Park near the city of Taichung, where at least G7.5 or next-generation fabrication facilities will be built to cope with the brisk demand for large-sized TFT-LCD TVs. In its initial phase, AUO’s new G7.5 line in Taichung Houli is expected to begin volume production with a monthly capacity to process 60,000 glass substrates. As for plans to construct G8 or even more advanced facilities, AUO may in appropriate times announce the Company’s plan depending on the pace of market demand. AUO has major competitive advantages with its comprehensive product lines, allowing for maximum flexibility in producing LCD TV panels. After its recent merger with Quanta Display Inc., AUO will be able to leverage the core competency advantages of both sides to not only increase production capacity but also better seize ever-shifting market opportunities.

*Amounts converted by an exchange rate of NTD32.42:USD1 as of March 31, 2006.

Conference Call & Webcast Notice:
AUO’s quarterly review conference call will be held at 8:00 pm Taiwan Time (GMT +8:00) on Thursday, April 20th, 2006. The conference call will be available via webcast http://www.auo.com

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 14.2%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and AUO Technology Center specializing in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated Mar 1, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

#      #      #

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211 Fax: +886-3-5772730 Email: yawenhsiao@auo.com

Item 2

AU Optronics Corp.
April 20, 2006
English Language Summary

Subject:	Supplementary information on the Company's 2006 Annual General Shareholders' Meeting.

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange's Operating
Procedures for the Publication of Material Information by Listed Companies

Date of events: 2006/04/20

Content:

1.	Date of the board of directors resolution: 2006/04/20
2.	Date for convening the shareholders' meeting: 2006/06/15
3.	Location for convening the shareholders' meeting: 2, Hsin-An Road, Hsinchu Science Park, Hsinchu, Taiwan R.O.C.
4.	Cause or subjects for convening the meeting:
A.	Report items:
(1)	Report of 2005 business
(2)	Supervisors’ review report
(3)	Report of indirect investments in China in 2005
(4)	Report on the issuance of secured corporate bonds in 2005
(5)	Report on the issuance of new common shares to sponsor ADS offering in 2005
B.	Acceptances:
(1)	The 2005 Business Report and Financial Statements.
(2)	Proposal for distribution of 2005 profits
C.	Discussions:
(1)	Proposal for the capitalization of 2005 dividends and employee stock bonus.
(2)	Proposal for the Merger with Quanta Display Inc. (“QDI”) and issuance of new common shares to shareholders of QDI.
(3)	Proposal for the revisions to the Articles of Incorporation.

(4)	Proposal for the revisions to the “Rules for the Election of Directors and Supervisors”.
(5)	Proposal for the revisions to the “Guidelines for Endorsements and Guarantees”.
(6)	Proposal to opt for tax benefits on the issuance of new common shares in 2005 in accordance with the Statute of Upgrading Industries.
5.	Starting and ending dates of suspension of share transfer: 2006/04/17~2006/06/15
6.	Any other matters that need to be specified: N/A

AU Optronics Corp.
First Quarter 2006 Results
Investor Conference

2006

April 20, 2006

                                                                            AUO

                              Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the
United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December
31, 2004 filed with the United States Securities and Exchange Commission.

Consolidated Income Statement – QoQ Comparison

Amount : NT$ Million Except Per Share Data

	1Q'06[a]		4Q'05[a]		QoQ %	1Q'05[a]	
Net Sales	**66,252**	100.0%	**72,799**	100.0%	*(9.0%)*	**38,837**	100.0%
Cost of Goods Sold	(55,179)	(83.3%)	(56,616)	(77.8%)	*(2.5%)*	(37,612)	(96.8%)
Gross Profit	**11,073**	**16.7%**	**16,184**	**22.2%**	***(31.6%)***	**1,225**	**3.2%**
Operating Expenses	(3,125)	(4.7%)	(3,693)	(5.1%)	*(15.4%)*	(3,165)	(8.1%)
Operating Income (Loss)	**7,948**	**12.0%**	**12,490**	**17.2%**	***(36.4%)***	**(1,940)**	**(5.0%)**
Net Non-operating Income (Expense)	(694)	(1.0%)	(554)	(0.8%)	*25.2%*	(189)	(0.5%)
Income (Loss) before Tax	**7,254**	**10.9%**	**11,936**	**16.4%**	***(39.2%)***	**(2,129)**	**(5.5%)**
Income Tax Benefit (Expense)	(566)	(0.9%)	(473)	(0.7%)	*19.5%*	0	0.0%
Changes in Accounting Principle[d]	(39)	(0.1%)	0	0.0%	–	0	0.0%
Minority Interest in Net Loss (Income)	0	0.0%	2	0.0%	–	0	0.0%
Net Income (Loss)	**6,650**	**10.0%**	**11,465**	**15.7%**	***(42.0%)***	**(2,129)**	**(5.5%)**
Basic EPS (NT$)[b]	**1.14**		**2.02**		***(43.7%)***	**(0.43)**	
Operating Income + D&A	**18,495**	**27.9%**	**22,791**	**31.3%**	***(18.9%)***	**5,416**	**13.9%**
Unit Shipments (MN)[c]							
Large Size Panels	**9.4**		**9.6**		***(2.3%)***	**6.0**	
Small & Medium Size Panels	**15.8**		**15.9**		***(0.8%)***	**8.6**	

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Basic EPS were calculated based on total weighted average outstanding shares of 5,831 million shares and 5,639 million shares respectively for 1Q06 and 4Q05
(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches
(d) Cumulative effect on adoption of SFAS No. 34

3

AUO Consolidated Balance Sheet Highlights Amount : NT$ Million 1Q'06(a) 4Q'05(a) QoQ % 1Q'05(a) -------- -------- ----- -------- Cash & ST Investment 25,907 27,850 (7.0%) 16,820 Inventory 22,693 19,167 18.4% 15,164 Short Term Debt(b) 9,815 9,833 (0.2%) 13,965 Long Term Debt 87,761 83,940 4.6% 59,420 Equity 162,586 155,819 4.3% 128,423 Total Assets 335,106 329,796 1.6% 245,124 Inventory Turnover (Days)(c) 35 28 38 Debt to Equity 60.0% 60.2% 57.1% Net Debt to Equity 45.2% 43.3% 45.3% (a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis (b) Short term debt refers to all interest bearing debt maturing within one year (c) Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

                       Consolidated Cash Flow Highlights
                               - QoQ Comparison

Amount: NT$ Million
                                            1Q'06 (a)        4Q'05 (a)        QoQ
                                            ---------        ---------      ------
From Operating Activities                      13,426           21,924      (8,498)
   Net Profit                                   6,650           11,463      (4,813)
   Depreciation & Amortization                 10,547           10,301         246
------------------------------------        ---------        ---------      ------
From Investing Activities                     (19,578)         (16,675)     (2,903)
   Capital Expenditure                        (18,989)         (17,229)     (1,760)
------------------------------------        ---------        ---------      ------
From Financing Activities                       3,897            3,532         365
   Debt                                        (1,103)           3,532      (4,635)
   Bond                                         5,000                0       5,000
                                                                            ------
(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

SLIDE06

                                                                            AUO

                            Consolidated Large Panel
                            Shipments & Blended ASP

Unit Shipments      Blended ASP (US$)

-- Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-- Large size refers to panels that are 10 inches and above in diagonal measurement
-- Blended ASP in US dollars translated from NT$ based on average exchange rates announced by Directorate
  General of Customs, ROC Ministry of Finance for each respective quarter

                                                                            AUO

                            Consolidated Large Panel
                            Shipments & ASP by Unit

PC   TV   Others    PC-ASP/unit    TV-ASP/unit

-- Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-- Large size refers to panels that are 10 inches and above in diagonal measurement
-- Blended ASP in US dollars were translated from NT$ based on average exchange rates announced by Directorate
  General of Customs, ROC Ministry of Finance for each respective quarter

                                                                            AUO

                     Consolidated Shipments & ASP by Area

Shipments in square meter (K)      ASP per square meter

-- Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-- ASP per square meter in US dollars were translated from NT$ based on the noon buying rate for each respective quarter

                                                                            AUO

                       Consolidated Small & Medium Panel
                             Shipments & Revenues

Shipments                     Revenues (NT$BN)

-- Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-- Small & Medium size refers to panels that are under 10 inches in diagonal measurement

Capacity by Fab

Fab	Substrate Size (mm)	3/2006 Capacity [a]	6/2006 (F) Capacity [a]	12/2006 (F) Capacity [a]
L3 (G3.5)	610 x 720	5,000 LTPS 65,000 a-Si	5,000 LTPS 65,000 a-Si	25,000 LTPS 45,000 a-Si
L5 (G3.5)	600 x 720	60,000	60,000	60,000
L6 (G4.0)	680 x 880	60,000	60,000	60,000
L8A (G5.0)	1100 x 1250	50,000	50,000	50,000
L8B (G5.0)	1100 x 1300	70,000	70,000	70,000
L8C (G5.0)	1100 x 1300	60,000	60,000	120,000
L10 (G6.0)	1500 x 1850	80,000	100,000	120,000
L11 (G7.5)	1950 x 2250	-	-	10,000

(a) Capacity based on monthly glass substrate

11

Capacity Lineup Post Merger

AUO	Size (mm)	12/2006 installed capacity [(a)] K Sheet	K m²	%
G3.5	610 x 720	75	33	4%
G3.5	600 x 720	60	26	3%
G4.0	680 x 880	60	36	4%
G5.0	1100 x 1250	50	69	7%
G5.0	1100 x 1300	190	272	30%
G6.0	1500 x 1850	120	333	37%
G7.5	1950 x 2250	30	132	15%
AUO subtotal			900	100%

		G6 Phase 1			G6 Phase 1+2		
QDI	Size (mm)	K Sheet	K m²	%	K Sheet	K m²	%
G3.5	625 x 750	50	23	8%	50	23	5%
G5.0	1100 x 1250	75	103	35%	75	103	22%
G6.0	1500 x 1850	60	167	57%	120	333	73%
QDI subtotal			293	100%		460	100%
QDI/AUO				33%			51%

(a) Installed capacity based on monthly glass substrate

12

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) )

	March 31, 2006			March 31, 2005		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	742	24,052	7.2	15,233	6.2	8,819	57.9
Short-term Investment	57	1,855	0.6	1,587	0.6	268	16.9
Notes & Accounts Receivables	1,324	42,928	12.8	24,368	9.9	18,560	76.2
Inventories	700	22,693	6.8	15,164	6.2	7,529	49.6
Other Current Financial Assets	14	449	0.1	554	0.2	(105)	(18.9)
Other Current Assets	137	4,433	1.3	2,843	1.2	1,590	55.9

Total Current Assets	2,974	96,410	28.8	59,749	24.4	36,661	61.4

Long-term Investments	156	5,047	1.5	6,113	2.5	(1,066)	(17.4)

Fixed Assets	10,126	328,299	98.0	242,607	99.0	85,692	35.3
Less Accumulated Depreciation	(3,173)	(102,883)	(30.7)	(67,879)	(27.7)	(35,004)	51.6

Net Fixed Assets	6,953	225,416	67.3	174,728	71.3	50,688	29.0

Other Assets	254	8,233	2.5	4,535	1.8	3,698	81.6

Total Assets	10,336	335,106	100.0	245,124	100.0	89,982	36.7

LIABILITIES

Short-term Borrowings	0	0	0.0	6,579	2.7	(6,579)	(100.0)
Accounts Payable	1,515	49,117	14.7	30,613	12.5	18,504	60.4
Current Installments of Long-term Liabilities	303	9,815	2.9	7,387	3.0	2,428	32.9
Current Financial Liabilities	2	72	0.0	0	0.0	72	–
Other Current Liabilities	781	25,312	7.6	12,497	5.1	12,815	102.5

Total Current Liabilities	2,601	84,316	25.2	57,076	23.3	27,241	47.7

Long-term Borrowings	2,183	70,761	21.1	53,420	21.8	17,342	32.5
Bonds Payable	524	17,000	5.1	6,000	2.4	11,000	183.3
Non Current Financial Liabilities	9	282	0.1	0	0.0	282	–
Other Liabilities	5	160	0.0	206	0.1	(46)	(22.3)

Total Liabilities	5,321	172,520	51.5	116,701	47.6	55,819	47.8

SHAREHOLDERS’ EQUITY

Common Stock	1,798	58,305	17.4	49,580	20.2	8,725	17.6
Capital Surplus	1,779	57,675	17.2	45,165	18.4	12,510	27.7
Retained Earnings	1,429	46,323	13.8	34,144	13.9	12,179	35.7
Cumulative Translation Adjustment	1	43	0.0	(215)	(0.1)	259	(120.1)
Treasury Stock	0	0	0.0	(251)	(0.1)	251	(100.0)
Unrealized Gain/Loss on Financial Products	(0)	(6)	(0.0)	0	0.0	(6)	–
Minority Interest	8	244	0.1	0	0.0	244	–

Total Stockholders' Equity	5,015	162,586	48.5	128,423	52.4	34,163	26.6

Total Liabilities & Stockholders' Equity	10,336	335,106	100.0	245,124	100.0	89,982	36.7

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.42 per US dollar as of March 31, 2006

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2006 and 2005 and December 31, 2005

(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	1Q 2006 USD	1Q 2006 NTD	% of Sales	1Q 2005 NTD	YoY Chg %	1Q 2006 USD	1Q 2006 NTD	% of Sales

Net Sales	2,044	66,252	100.0	38,837	70.6	2,044	66,252	100.0
Cost of Goods Sold	1,702	55,179	83.3	37,612	46.7	1,702	55,179	83.3

Gross Profit	342	11,073	16.7	1,225	803.6	342	11,073	16.7

Operating Expenses
SG&A	49	1,584	2.4	1,922	(17.6)	49	1,584	2.4
R&D	48	1,542	2.3	1,243	24.0	48	1,542	2.3

	96	3,125	4.7	3,165	(1.3)	96	3,125	4.7

Operating Income (Losses)	245	7,948	12.0	(1,940)	–	245	7,948	12.0

Net Non-Operating Income (Expenses)	(21)	(694)	(1.0)	(189)	266.4	(21)	(694)	(1.0)

Income before Income Tax	224	7,254	10.9	(2,129)	–	224	7,254	10.9

Income Tax Benefit (Expense)	(17)	(566)	(0.9)	0	–	(17)	(566)	(0.9)

Changes in Principle	(1)	(39)	(0.1)	0	–	(1)	(39)	(0.1)

Minority interest in net loss (income)	0	0	0.0	0	–	0	0	0.0

Net Income (loss)	205	6,650	10.0	(2,129)	–	205	6,650	10.0

Basic Earnings Per Share	0.04	1.14		(0.43)		0.04	1.14

Basic Earnings Per ADS(3)	0.35	11.41		(4.30)		0.35	11.41

Weighted Average Number of Shares Outstanding (Million)		5,831		4,946			5,831

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.42 per US dollar as of March 31, 2006
	(3)	1 ADR equals 10 common shares

     AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	1Q 2006		1Q 2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	205	6,650	(2,129)
Depreciation & Amortization	325	10,547	7,356
Provision for Inventory Devaluation	(12)	(374)	61
Investment Loss (Gain) under Equity Method	10	317	0
Disposal Gain on Long-term Investment	(1)	(37)	88
Changes in Working Capital & Others	(113)	(3,676)	(282)

Net Cash Provided by Operating Activities	414	13,426	5,094

Cash Flows from Investing Activities:
Decrease in Short-term Investments	0	0	0
Acquisition of Property, Plant and Equipment	(586)	(18,989)	(21,788)
Proceeds from Disposal of Property, Plant and Equipment	0	14	17
Increase in Long-term Equity Investments	0	0	(266)
Proceeds from Disposal of Long-term Investment	3	102	0
Increase in Restricted Cash in Bank	0	0	0
Increase in Intangible Assets	(28)	(900)	(214)
Decrease in Other Assets	6	196	815

Net Cash Used in Investing Activities	(604)	(19,578)	(21,436)

Cash Flows from Financing Activities:
Increase (Decrease) in Short-term Borrowings	0	0	396
Increase in Guarantee Deposits	0	0	1
Increase in Long-term Borrowings	(34)	(1,103)	13,351
Issuance of Common Stock for Cash	0	0	0
Issuance of Convertible Bonds and Bonds Payable	154	5,000	0
Bond Issuance Cost	0	0	0
Directors' and Supervisors' Remuneration	0	0	0
Cash Dividend	0	0	0
Decrease in Treasury Stock	0	0	0
Others

Net Cash Provided by Financing Activities	120	3,897	13,747

Effect of Exchange Rate Change on Cash	1	43	31

Net Increase (Decrease) in Cash and Cash Equivalents	(68)	(2,211)	(2,564)

Cash and Cash Equivalents at Beginning of Period	810	26,263	17,798

Cash and Cash Equivalents at End of Period	742	24,052	15,233

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$ 32.42 per US dollar as of March 31, 2006

     AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
March 31, 2006 and 2005
 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2006			March 31, 2005		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	682	22,098	6.8	14,210	6.0	7,888	55.5
Short-term Investments	57	1,855	0.6	1,587	0.7	268	16.9
Notes & Accounts Receivable	1,327	43,011	13.3	24,383	10.3	18,628	76.4
Other Current Financial Assets	13	425	0.1	462	0.2	(37)	(7.9)
Inventories	631	20,442	6.3	13,132	5.6	7,310	55.7
Other Current Assets	136	4,402	1.4	2,728	1.2	1,674	61.4

Total Current Assets	2,845	92,233	28.4	56,500	23.9	35,733	63.2

Long-term Investments	364	11,815	3.6	11,714	5.0	101	0.9
Fixed Assets	9,569	310,223	95.7	229,426	97.0	80,797	35.2
Less Accumulated Depreciation	(3,018)	(97,830)	(30.2)	(65,310)	(27.6)	(32,519)	49.8

Net Fixed Assets	6,551	212,393	65.5	164,115	69.4	48,278	29.4

Other Assets	243	7,876	2.4	4,177	1.8	3,700	88.6

Total Assets	10,004	324,317	100.0	236,506	100.0	87,811	37.1

LIABILITIES

Short-term Borrowing	0	0	0.0	6,200	2.6	(6,200)	(100.0)
Accounts Payable	1,426	46,219	14.3	28,586	12.1	17,632	61.7
Current Installments of Long-term Liabilities	252	8,177	2.5	5,896	2.5	2,281	38.7
Current Financial Liabilities	2	72	0.0	0	0.0	72	–
Other Current Liabilities	746	24,183	7.5	11,361	4.8	12,822	112.9

Total Current Liabilities	2,426	78,651	24.3	52,044	22.0	26,607	51.1

Long-term Borrowings	2,032	65,888	20.3	49,836	21.1	16,052	32.2
Bonds Payable	524	17,000	5.2	6,000	2.5	11,000	183.3
Non Current Financial Liabilities	9	282	0.1	0	0.0	282	–
Other Long-term Liabilities	5	154	0.0	203	0.1	(49)	(24.1)

Total Liabilities	4,996	161,975	49.9	108,083	45.7	53,892	49.9

SHAREHOLDERS' EQUITY

Common Stock	1,798	58,305	18.0	49,580	21.0	8,725	17.6
Capital Surplus	1,779	57,675	17.8	45,165	19.1	12,510	27.7
Retained Earnings	1,429	46,323	14.3	34,144	14.4	12,179	35.7
Cumulative Translation Adjustment	1	43	0.0	(215)	(0.1)	259	(120.1)
Treasury Stock	0	0	0.0	(251)	(0.1)	251	(100.0)
Unrealized Gain/Loss on Financial Products	(0)	(6)	0.0	0	0.0	(6)	–

Total Stockholders' Equity	5,007	162,342	50.1	128,423	54.3	33,919	26.4

Total Liabilities & Stockholders' Equity	10,004	324,317	100.0	236,506	100.0	87,811	37.1

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.42 per US dollar as of March 31, 2006

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2006 and 2005 and December 31, 2005
 (Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	1Q 2006		% of	1Q 2005	YoY	1Q 2006		% of	4Q 2005
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD

Net Sales	2,043	66,241	100.0	38,796	70.7	2,043	66,241	100.0	72,785
Cost of Goods Sold	1,710	55,439	83.7	38,428	44.3	1,710	55,439	83.7	57,070

Gross Profit	333	10,802	16.3	368	2,833.0	333	10,802	16.3	15,715

Operating Expenses
SG&A	41	1,319	2.0	1,574	(16.2)	41	1,319	2.0	2,234
R&D	47	1,531	2.3	1,243	23.2	47	1,531	2.3	1,135

	88	2,850	4.3	2,817	1.2	88	2,850	4.3	3,370

Operating Income (Losses)	245	7,952	12.0	(2,449)	–	245	7,952	12.0	12,346

Net Non-Operating Income (Expenses)	(22)	(709)	(1.1)	320	–	(22)	(709)	(1.1)	(408)

Income before Income Tax	223	7,243	10.9	(2,129)	–	223	7,243	10.9	11,938

Income Tax Benefit (Expense)	(17)	(554)	(0.8)	0	–	(17)	(554)	(0.8)	(473)
Changes in Principle	(1)	(39)	(0.1)	0	–	(1)	(39)	(0.1)	0

Net Income	205	6,650	10.0	(2,129)	–	205	6,650	10.0	11,465

Basic Earnings Per Share	0.04	1.14		(0.43)		0.04	1.14		2.02

Basic Earnings Per ADS(3)	0.35	11.41		(4.30)		0.35	11.41		20.25

Weighted Average Number		5,831		4,946			5,831		5,639

of Shares Outstanding (Million)

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.42 per US dollar as of March 31, 2006
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2006 and 2005
(Expressed in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	1Q 2006		1Q 2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	205	6,650	(2,129)
Depreciation & Amortization	306	9,904	6,853
Provision for Inventory Devaluation	8	267	0
Investment Loss (Gain)	11	355	(373)
Changes in Working Capital & Others	(143)	(4,638)	220

Net Cash Provided by Operating Activities	387	12,539	4,571

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(551)	(17,858)	(21,068)
Proceeds from Disposal of Property, Plant and Equipment	0	14	16
Increase in Long-term Equity Investments	(5)	(162)	(150)
Proceeds from Disposal of Long-term Investment	0	0	0
Increase in Intangible Assets	(28)	(908)	(215)
Decrease in Other Assets	1	34	816

Net Cash Used in Investing Activities	(582)	(18,880)	(20,601)

Cash Flows from Financing Activities:
Decrease (Increase) in Short-term Borrowings	0	0	400
Decrease in Guarantee Deposits	(0)	(0)	(0)
Increase (Decrease) in Long-term Borrowings	(42)	(1,350)	13,308
Issuance of Convertible Bonds and Bonds	154	5,000	0
Others	0	0	0

Net Cash Provided by Financing Activities	113	3,650	13,708

Effect of Exchange Rate Change on Cash	4	122	4

Net Increase (Decrease) in Cash and Cash Equivalents	(79)	(2,570)	(2,319)

Cash and Cash Equivalents at Beginning of Period	761	24,667	16,529

Cash and Cash Equivalents at End of Period	682	22,098	14,210

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.42 per US dollar as of March 31,200